02048796

NO ACT
P.E 6-28-02
0-29669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

July 12, 2002

Steven E. Rounds
The Law Office of Steven E. Rounds
4635 East Eighteenth Avenue
Denver, CO 80220

Act 1934
Section
Rule 14A-8
Public Availability 7/12/2002

Re: OnLine Power Supply, Inc.
Incoming letter dated June 28, 2002

Dear Mr. Rounds:

This is in regard to your letter dated July 8, 2002 concerning the shareholder proposal submitted by Mr. Rick Perlotto for inclusion in OnLine Power Supply's proxy materials for its upcoming annual meeting of security holders. Your letter, which is supported by the electronic messages submitted to us by Mr. Perlotto, indicates that he has withdrawn the proposal, and that OnLine Power Supply therefore withdraws its June 28, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mr. Rick Perlotto
1143 Obispo Avenue
Coral Gables, FL 33134

CRGA

CFLETTERS

From: Rick [perlotto@attbi.com]
Sent: Thursday, July 11, 2002 9:14 AM
To: Glenn Grunewald; cfletters@sec.gov
Subject: offer to discuss resolution of disagreement

attention: KEIR GUMBS
Division of Corporation Finance

Dear Glenn,

In March, 2002, when I submitted my proposal concerning the BOD, and submitted the nomination of Eric Guth, I offered to discuss the resolution of any disagreement and compromise as needed. Over the last fe months I have repeated that offer to discuss a resolution, and I make it again.

Ensuing events have caused my proposal to be substantially implemented, therefore I sent a withdrawal statement to you and the SEC, Division of Corporation Finance.

I remain willing and available to resolve our differences concerning the nomination of Eric Guth.

To get things started, I propose in general the following agreement:

1. I withdraw the nomination of Eric Guth.

2. You include language in the By-laws describing the procedure for shareholder nomination of director.

I am ready to discuss the details of the wording at your convenience, at any time. From my part, I would expect that an agreement coulc be

Gumbs, Keir

From: CFLETTERS
Sent: Wednesday, July 10, 2002 9:32 AM
To: Gumbs, Keir
Subject: FW: Withdrawal of 14a-8 proposal

-----Original Message-----
From: Rick [mailto:perlotto@attbi.com]
Sent: Tuesday, July 09, 2002 6:13 PM
To: cfletters@sec.gov
Cc: Glenn Grunewald
Subject: Withdrawal of 14a-8 proposal

Attention: Keir Gumbs
Division of Corporation Finance
(202) 942-2825

RE: Online Power Supply, Inc.
Response to No action Request
my letter dated 8 July 2002

Dear Mr. Gumbs,

In response to our phone conversation this afternoon, I provide the following clarification concerning my 14a-8 proposal, dated 13 March 2002
(letter 1 in the company's no action request, dated June 28,2002).

I withdraw my 14a-8 proposal, dated 13 March 2002 (concerning proposals
for increasing the size of the BOD and voting procedures for director).

My position on the nomination letter, dated 13 March 2002 (letter 2 in the
company's no action request, dated June 28,2002) remains the same:

- my nomination is not a 14a-8 proposal.

- there are no procedures for nominations in state law (Nevada), the articles of incorporation, or the by laws.

- the company disclosed their company policy and procedures for nominations only in SEC preliminary and definitive proxy materials, therefore any contrary action on their part would be false and/or misleading.

- all my requests in my 8 July 2002 letter pertaining to the nomination letter remain in effect.

Please contact me at any time if you require more information.

Sincerely,

Richard E Perlotto

(305) 529-0116

The Law Office of Stephen E. Rounds
4635 East Eighteenth Avenue
Denver, Colorado USA 80220
Tel. 303.377.6997 Fax 303.377.0231
sercounsel@msn.com
Admin. Office T 307.856.2467 F 307.857.0319
sra@wyoming.com

July 8, 2002

Fax 202.942. 9525
Securities and Exchange Commission
Division of Corporation Finance
450 5th Street NW
Washington, D.C. 20549-0405

Attn: Keir Gumbs
Office of Chief Counsel, Division of Corporation Finance

Re: **OnLine Power Supply, Inc.**
Third Letter - Notice of Intention to Exclude Shareholder Proposal
Withdrawal of No Action Request

Dear Mr. Gumbs:

The issuer OnLine Power Supply, Inc. is in receipt of your fax copy of Richard E. Perlotto's letter to you dated July 8, 2002. Our prior correspondence identified Mr. Perlotto's letter of March 13, 2002 as "Letter 1," which Mr. Perlotto also refers to in his July 8, 2002 letter as "Letter 1."

It appears to us that Mr. Perlotto has withdrawn, as moot, all of the proposal in Letter 1.

With regard to his second letter, also dated March 13, 2002, which our prior correspondence identified as "Letter 2" and which Mr. Perlotto also refers to now as "Letter 2," we notify you of the issuer's intent not to include the nominee Eric Guth on the issuer's slate of nominees for election to the board of directors at the 2002 shareholder meeting. We rely on rule 14a-8(i)(8), which allows an issuer to exclude from proxy materials an individual proposed for election to the board of directors.

We do not believe our exclusion of Mr. Perlotto's proposal for nomination needs concurrence from the Division of Corporation Finance. Please consider our prior requests for no action position withdrawn.

Your attention to this matter is appreciated.

Yours Sincerely,

Stephen E. Rounds

cc: Issuer
Sidley Austin Brown & Wood (M. Hyatte)

Richard E. Perlotto
1307 Lisbon Street
Coral Gables, FL 33134

8 July 2002

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street NW
Washington DC 20549-0405

Attention: Keir Gumbs

RE: Online Power Supply, Inc.
Response to No action Request

Dear Mr. Gumbs:

I am responding to the no action request, dated June 28, 2002, sent to you by Stephen Rounds, legal counsel for Online Power Supply, Inc. His letter is at attachment 1.

I believe Mr. Rounds' designation of my two letters as both being 14a-8 proposals is in error. Letter 1 with four proposals is clearly a 14a-8 proposal. Letter 2 is a nomination for director and in my opinion is not a 14a-8 proposal. I will address each letter separately.

With regard to Letter 1.

MY PROPOSAL ON THE BOD HAS SUBSTANTIALLY BEEN IMPLEMENTED AND COULD BE EXCLUDED UNDER RULE 14A-8 (i)(10)

The settlement agreement between the company and the Glazas increases the BOD to five members. This substantially implements my proposal and it could be declined IAW 14a-8(i)(10). The company's failure to provide a notice of defects or file a timely no action request is moot.

I have no problem with the exclusion of this proposal from the definitive proxy nor with the granting of a waiver of the 80 day rule concerning this proposal.

With regard to Letter 2.

I BELIEVE THE NOMINATION OF ERIC GUTH SHOULD NOT BE EXCLUDED UNDER 14a-8 NOR FOR ANY OTHER REASON.

I believe that the SEC intent on nomination and election for director is that this subject should not be covered by rule 14a-8. This belief is reinforced by 14a-8 (i)(8) which provides a basis for exclusion of 14a-8 proposals that deal with elections.

However, it does not follow that the SEC intent on nomination and election for director is that shareholders should be prevented from expressing their right to influence the composition of the BOD. Rather, the nomination and election of directors should be covered by other rules such as state law, corporate Bylaws, published company policy, etc.

It would make no sense to publish procedures for a shareholder to nominate a candidate for election as director, and then exclude that nomination on the basis that it had to do with an election as per 14a-8 (i)(8). Therefore, I believe a nomination of a candidate for election as director cannot be considered to be a proposal under 14a-8.

Because of the preceding, I respectfully request that the division deny the request of the company to exclude the nomination of Eric Guth on any basis of 14a-8.

What is the basis to include or exclude the nomination of Eric Guth from the definitive proxy?

State Law: The company is incorporated in Nevada. The Nevada Revised Statute (NRS) says nothing about the nomination of directors. There are no procedures nor restrictions for nominations listed. (except that a director has to be a natural person and at least 18 years of age). In fact, the word nomination is not to be found in the NRS. There is no explicit basis to include or exclude the nomination based on state law.

Articles of Incorporation or Corporate By Laws: The articles and By Laws say nothing about the nomination of directors. There are no procedures or restrictions for nominations listed. In fact, the word nomination is not to be found in the articles or By Laws. There is no explicit basis to include or exclude the nomination based on the articles or By Laws.

Written company policy: I have asked the company in writing (7 and 11 June 2002) if there are any written policies on nominations for director either by shareholders or the company. I have received no response. In the absence of a response, I will assume no restrictions are published. There is no known explicit basis to exclude the nomination based on written company policy.

Company Published Requirements/ Deadlines / Statements of policy: The following have been published by the company.

- Definitive proxy date May 21,2001 for 2001 annual meeting of Shareholders.

  The company published requirements and deadlines for a shareholder nomination for the board of directors to be included in the company proxy statement and forms of proxy for presentation at the 2002 annual meeting of shareholders.

- Preliminary proxy dated June 5, 2002, for the 2002 annual meeting of shareholders.

  The company made the following statement, "The board of directors of the company as a matter of company policy and corporate governance, does not and will not seek to block any shareholder who seeks a change in the composition of the board of directors."

The preceding indicates a clear company policy to allow shareholder nominations and provides a basis for inclusion in the definitive proxy. There are detailed procedural requirements, a specific deadline, and explicit statement of company policy not to block the process. I followed the company's published procedure exactly and met their published deadline.

Accordingly, I respectfully request that the Division recommend enforcement action against the company if they choose to exclude this nomination from the definitive proxy.

Other requests.

If the Division approves my request concerning the nomination, I ask that they advise the company to comply with the following requests:

- The nominee, Eric Guth, will appear on the same sheet of paper and in the same format as the other nominees (and not as a separate addendum).

- Mr. Guth will get the opportunity to update his resume before the release of the definitive proxy and have it included without editing by the company in the same location and format as the othe nominees.

The company has deleted all references to shareholder nomination procedures, requirements, and deadlines in the preliminary and revised preliminary proxies for the 2002 annual meeting of shareholders. I expect their intention is to delete all said references from the definitive proxy as well. Since none of Nevada State Law, the articles of incorporation, nor the By Laws delineate procedures for shareholders nomination of directors, this now means that nowhere will procedures be published for nomination.

I request that you advise the company to publish in the 2002 Definitive proxy the same procedures and requirements for nomination of a director as listed in the definitive proxy for the 2001 annual meeting of shareholders until the shareholders can propose and approve a consensus addition to the company By Laws concerning nominations.

Please contact me at any time if you require any additional information or documentation.

Sincerely yours,

Richard E Perlotto

Richard E. Perlotto

copy to: Glenn Grunewald

The Law Office of Stephen E. Rounds
4635 East Eighteenth Avenue
Denver, Colorado USA 80220
Tel. 303.377.6997 Fax 303.377.0231
sercounsel@msn.com
Admin. Office T 307.856.2467 F 307.857.0319
sra@wyoming.com

July 5, 2002

Fax 202.942. 9525
Securities and Exchange Commission
Division of Corporation Finance
450 5th Street NW
Washington, D.C. 20549-0405

Attn: Keir Gumbs
Office of Chief Counsel
Division of Corporation Finance

Re: **OnLine Power Supply, Inc.**
Second Letter
Notice of Intention to Exclude Shareholder Proposals
Request for No Action Position

Dear Mr. Gumbs:

We submitted a letter to you dated June 28, 2002, concerning proposals submitted by shareholder Richard E. Perlotto. After discussions with you today, we request reconsideration of our notice and request for no action position, and set forth our arguments on behalf of the issuer regarding all five of Mr. Perlotto's proposals. As previously stated, the annual meeting has been rescheduled to July 31, 2002, and the timeline for finalizing the proxy materials requires a decision from chief counsel's office not later than Monday, July 8, 2002. Past that time, we would have to reset the meeting again (originally set for June, it was moved to July 31) even if your office were to concur in our no action request. Therefore, time is of the essence.

The letters from Mr. Perlotto are attached:

- Letter 1 dated March 13, 2002, with four individual proposals, denominated "A" through "D" in the marked copy attached hereto.
- Letter 2 dated March 13, 2002, with one proposal, to include Eric Guth as a nominee for director.

We reiterate our prior representations to you, to the effect that prior management of the issuer represented to counsel that resolution of these requests from Mr. Perlotto would be resolved without submission thereof to shareholder vote. However, such resolution was not attained, and counsel was informed of the collapse of negotiations during the week of June 10, 2002. Thereafter, up until late on Thursday, June 27, 2002, new management was in discussions with Mr. Perlotto. New management believed that based on the compromise slate of five directors having been nominated due to resolution of the proxy contest (see the issuer's recent Form 8-K), that Mr. Perlotto had agreed to withdraw all his proposals.

Because of the preceding, we believe this no action request is being submitted at this late date for good cause, even though the issuer missed the deadline of rule 14a-8(j), and therefore request a waiver of the 80-day rule.

The issuer believes all five proposals are excludable under the express provisions of rule 14(a)-8(i).

For Letter 1,

"A": "The board of directors will number at least five. Each will serve a year term, or until his successor is elected to the board. The Board of Directors has the authority to increase the number of directors to more than five without shareholder approval."

Response of the issuer: The bylaws have been amended to five seats (see the board of directors' resolution to this effect, which is an attachment to the settlement agreement filed by the issuer on Form 8-K). The Nevada statute provides that unless elected by shareholders by consent without a meeting, "directors of every corporation must be elected at the annual meeting of the shareholders by a plurality of the votes cast at the election." (NRS 78.330(1)). All vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, unless otherwise provided in the articles of incorporation. NRS 78.335(5). See also the issuer's bylaws, articles III, section 2, which contains a provision identical to the statute cited. Shareholder approval of such an increase is not required by the statute, and the issuer does not have an alternative provision (i.e., requiring shareholder approval) in its articles of incorporation.

Therefore, this request has been met insofar as it regards expansion of director seats and is moot. The rest of the proposal is already fully covered by local law.

"B": "Additional directors added by the board of directors must receive a vote of confidence from the shareholders, i.e., a majority of affirmative votes cast, before serving as a director."

Response of the issuer: NRS 78.335(5) provides that all vacancies on the board may be filled by a majority of the remaining directors, unless otherwise provided in the articles of incorporation. Mr. Perlotto's proposal, however, apparently would require a "vote of confidence" from the shareholders before a newly seated director could serve, and that vote of confidence would require a "majority of affirmative votes cast." This proposal is excludable under 14a-8(i)(2): Nevada law requires directors to be elected by a plurality of votes cast. Whatever 'plurality' may mean in other jurisdictions, it is not clear precisely what it means in Nevada. As discussed with Lillian Cummins this week, and most recently this morning, regarding voting procedures in Nevada, the issuer desires to fully enfranchise shareholders to let them vote for, against, or abstain; more votes for than against results in election, and abstentions will not be counted as votes for or against. Please see the supplemental revised first page of the proxy statement submitted to Ms. Cummins this afternoon.

We believe election of directors by a "majority of affirmative votes cast" is inherently unclear and probably in violation of Nevada law. This is particularly true in the instant case: There are five candidates and five seats. A director will be elected if he receives more for votes than against votes, even if only a small number of total shares are voted in respect of an individual director. We believe this result would be the same under traditional plurality voting as interpreted in other jurisdictions.

"C":

1. "Each incumbent director who is seeking reelection will be subject to an individual vote of confidence at the annual shareholder's [sic] meeting. If a majority of the votes cast show no confidence, that director will be precluded from nomination for reelection."

Issuer's response: This proposal is inherently unworkable under Nevada law, and therefore excludable under rule 14a-8(i)(2) for three reasons: First, a director who is up for reelection should be voted on, or not. Second, a director who is up for reelection at a shareholder meeting must already be a nominee, and further must be stated as such in the issuer's proxy materials (at least for purposes of proxy voting, see rule 14a-4(b)). A vote of confidence preceding a regular vote, where the vote of confidence will result in the director being nominated or not, is unworkable and without meaning. Third, a "majority of the votes cast show no confidence" would be in violation of the voting procedures intended to be implemented by the issuer (see response to proposal "B" above).

2. "The slate of candidates will include those incumbent directors who have received a vote of confidence and new nominees. The five candidates receiving the highest plurality of votes cast will be elected as directors."

Issuer's response: This proposal also inherently unworkable under Nevada law, for three reasons: First, nominees should be voted on or not; a preceding vote of confidence is without meaning. Second, proxy holders cannot vote on "new nominees" who are not identified in the proxy materials. See rule 14a-4(b). Second, election of "the five candidates receiving the highest plurality of votes cast" would be in violation of Nevada law as we interpret it, particularly where, as here, there are five candidates for five seats. Mr. Perlotto's proposal always would result in at least one candidate not being elected, i.e., the one with the fewest votes.

Therefore, this proposal is excludable under 14a-8(i)(2).

3. "If the election results in less than five directors, the newly elected directors will propose additional candidates to bring the number of directors to five. The additional candidates will be subject to a vote of confidence, i.e., a majority of votes cast by shareholders."

Response of issuer: If Mr. Perlotto here is proposing that if less than five directors are elected, then at the very same shareholder meeting, additional candidates would be voted on, this proposal is unworkable for two reasons: First, to the extent the proposal would mean proxy holders could vote on the new nominees, it is excludable under 14a-8(i)(3), because under rule 14a-4(b), proxy holders can't vote in favor of undisclosed nominees. As a result, a significant number of public company shareholders (those who don't attend meetings) would be disenfranchised. Second, election of new candidates by "a majority of votes cast by shareholders" is unworkable under Nevada law (see issuer's response to "B" and "C 2").

4. "Abstentions and broken [sic] non votes will have no effect of [sic] the election of directors, e.g. they will not be counted as votes for or against, and will not be included in calculating majorities."

Response of issuer: The issuer already does not count abstentions or broker non-votes as votes for or against. This proposal is excludable because it is moot.

"D" "The previous proposal for election of directors, if approved by shareholders, shall apply to the election of directors at the June 2002 share [sic] holders' meeting."

Response of issuer: This proposal is includable only if the "C" 1 through 4 proposals are includable. Therefore, in reliance on the issuer's response to those substantive items, this proposal "D" is without meaning.

For Letter 2,

There is one proposal (number five counting the proposals in Letter 1), which is the nomination of Eric Guth to stand for election at the shareholders' meeting.

Response of issuer: This proposal is excludable under rule 14a-8(i)(8) because it relates to an election for membership on the board of directors. Although the issuer's 2001 proxy statement provided procedures for individuals to submit nominees' names for consideration, and although Mr. Perlotto appears to have followed correct procedures in submitting his nominee, we believe the sound public policy reasons in favor of rule 14a-8(i)(8) continue to justify the issuer's exclusion of a proposal to have someone included in its proxy materials.

Conclusion: We respectfully request the Division's advice that it will not recommend enforcement action against the issuer for omission of the five proposals contained in Letters 1 and 2 from the 2002 proxy materials.

We are available to discuss this matter with the staff if clarification of the issuer's position is needed. Your earliest response to our request will be appreciated. Thank you.

Yours Sincerely,

Stephen E. Rounds

cc: Issuer
Sidley Austin Brown & Wood (M. Hyatte)

OnLine Power Supply, Inc.
8100 S. Akron Street, Suite 308
Englewood, Colorado 80112
Tel. 303.741.5641 Fax 303.741.5679

Proxy Statement for Annual Meeting on July 31, 2002

The 2002 Annual Report on Form 10-KSB/A, including audited financial statements for the fiscal year ended December 31, 2001, is mailed to shareholders together with these proxy materials on or about July 1, 2002. The proxy materials consist of this proxy statement and notice of annual meeting, the Annual Report on Form 10-KSB/A, the Audit Committee Certification and the Audit Committee Charter and the chief executive officer's letter to shareholders.

This proxy statement is provided in connection with a solicitation of proxies by the Board of Directors of OnLine Power Supply, Inc. for use at our annual meeting of shareholders (the "Meeting") to be held on July 31, 2002 and at any adjournments of the Meeting. Our annual meetings usually are held in June, but the issues and time needed to deal with the proxy contest with James F. and Jeannette Glaza (now settled) has resulted in this later meeting on July 31, 2002.

Who Can Vote

If you hold any shares of common stock on the record date (June 28, 2002), then you will be entitled to vote at the Meeting. If you hold stock in your own name, you may vote directly. If you own stock beneficially but in the record name (street name) of an institution, you may instruct the record holder how to vote when the record holder contacts you about voting and gives you the proxy materials. There are 2,800 shares of non-voting preferred stock issued and outstanding.

Common Stock Outstanding on the Record Date: 21,243,155 Shares

Quorum and Voting Rights

You are entitled to one vote for each share of OnLine common stock you hold. A quorum for the Meeting will exist if a majority of the voting power of the shareholders is present at the Meeting, in person or represented by properly executed proxy delivered to us prior to the Meeting. Shares of common stock present at the Meeting that abstain from voting, or that are the subject of broker non-votes, will be counted as present for determining a quorum. A broker non-vote occurs when a nominee holding stock in street name or otherwise for a beneficial owner does not vote on a particular matter because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

We will be voting on two matters: First, on the election of directors; and second, on the ratification of the appointment of independent auditors. For the election of directors, a nominee will be elected if he receives a "plurality" of the votes cast. Nevada law does not follow the concept of "plurality" voting as that concept is commonly understood in other jurisdictions. Nevada law is unclear as to whether votes can be cast "against" a nominee, and also as to whether "abstain" votes should be counted as votes against a nominee. Therefore, we have amended the bylaws to provide that shareholders may vote for, or against, or abstain from voting, as to each nominee. For example, if you hold 10,000 shares of common stock, you may cast 10,000 votes for or against each of the nominees, or you may abstain from voting. Abstention from voting your shares is not counted as a "for" vote or an "against" vote. A nominee will be elected if he receives more votes "for" than "against." Under this voting procedure, a nominee would be elected if he receives more votes for than against, even if the number of votes so cast is very small: If a nominee receives 10,000 votes for, and 9,000 against, he would be elected. We believe this voting procedure (allowing votes for, against, and abstain, with abstentions not counted as votes for or against) is fair to the shareholders and not inconsistent with Nevada law. However, this area of Nevada law is unclear. If litigated, a Nevada court might hold that a different voting procedure is appropriate under Nevada law.

Richard E. Perlotto
1143 Obispo Avenue
Coral Gables, FL 33134

13 March 2002

OnLine Power Supply, Inc.
8100 South Akron Street, Suite 308
Englewood, CO 80112

MAR 14 2002

Attn.: Mr. Millspaugh, Secretary

LETTER (1)

Dear Mr. Millspaugh,

In accordance with your stated requirements and deadline for shareholders to submit proxy proposals (attachment 1), I offer the following information:

- Shareholder's name and address

  Richard E. Perlotto
  1143 Obispo Avenue
  Coral Gables, FL 33134

- Number of shares of OPWR common stock held

  58,000 shares of OPWR (letter of documentation from Charles Schwab at attachment 2).

- I have no material interest in the proposals beyond OPWR share ownership.

~~I offer the following four proposals for shareholder consideration at the June~~ 2002 shareholder meeting and request that you include the proposals in your proxy statement sent to shareholders prior to the June 2002 shareholders meeting :

(A) **Proposal: Board of Directors**

The Board of Directors will number at least five directors. Each will serve a year term, or until his successor is elected to the board. The Board of Directors has the authority to increase the number of directors to more than five without shareholder approval.

Def.

(B) **Proposal: Directors added by Board of Directors**

Additional directors added by the board of directors must receive a vote of confidence from the shareholders, ie a majority of affirmative votes cast, before serving as a director.

(C) **Proposal: Election of Directors**

1. Each incumbent director who is seeking reelection will be subject to an individual vote of confidence at the annual shareholder's meeting. If a majority of the votes cast show no confidence, that director will be precluded from nomination for reelection.

2. The slate of candidates will include those incumbent directors who have received a vote of confidence and new nominees. The five candidates receiving the highest plurality of votes cast will be elected as directors.

3. If the election results in less than five directors, the newly elected directors will propose additional candidates to bring the number of directors to five. The additional candidates will be subject to a vote of confidence, ie a majority of votes cast by shareholders.

4. Abstentions and broken non-votes will have no effect of the election of directors, e.g. they will not be counted as votes for or against, and will not be included in calculating majorities.

(D) **Proposal:**

The previous proposal for election of directors, if approved by shareholders, shall apply to the election of directors at the June 2002 share holders' meeting.

If you require any additional information on anything in this letter, please contact me as soon as possible and I will cooperatively respond with urgency.

Dec

If these proposals are not included in the proxy statement for the June 2002 shareholders' meeting, I plan to bring them up at the shareholders meeting.

Respectfully yours,

Richard E Perlotto

RICHARD E. PERLOTTO

1143 Obispo Avenue
Coral Gables, FL 33134

(305) 529-0116

2 attachments:

1. Requirement and Deadlines for Shareholders to submit proxy proposals.
2. Letter from Charles Schwab documentary ownership of common shares of OPWR.

Richard E. Perlotto
1143 Obispo Avenue
Coral Gables, FL 33134

13 March 2002

OnLine Power Supply, Inc.
8100 South Akron Street, Suite 308
Englewood, CO 80112

rec'd UPS 3/19/02 LETTER (2)

Attn.: Mr. Millspaugh, Secretary

Dear Mr. Millspaugh,

In accordance with your stated requirements and deadline for shareholders to nominate someone to the board of directors (attachment 1), I offer the following information:

1. My name and address

   Richard E. Perlotto
   1143 Obispo Avenue
   Coral Gables, FL 33134
   (305) 529-0116

2. Number of shares of OPWR common stock owned by me

   58,000 shares of OPWR (letter of documentation from Charles Schwab at attachment 2).

3. Name and age of nominee for director

   Eric Guth, age 42

4. Nominee's business and residence addresses

   Business: American Airlines Flight Operations
   Check Airman Division
   AA Flight Academy
   DFW Airport TX 75261

   Residence: 2908 Pitkins Drive
   Arlington TX 76006-2042
   (817) 861-1792

5. Number of shares of OPWR held by nominee

   173,412

6. Nominee is not employed by OnLine, has no family relationship with any employee of OnLine, is not involved in any related party transaction with OPWR, and has no material interest beyond common share ownership.

7. Nominee's resume is at attachment 3.

8. Signed consent of nominee to serve as a director, if elected is at attachment 4.

I request that you include as a nominee for director Mr. Guth's name and pertinent information in your proxy statement sent to shareholders prior to the June 2002 shareholders meeting.

If you require any additional information on anything in this letter, please contact me or Mr. Guth as required, as soon as possible and we will cooperatively respond with urgency.

If these proposals are not included in the proxy statement for the June 2002 shareholders' meeting, I plan to bring them up at the shareholders meeting.

Respectfully yours,

Richard E Perlotto

RICHARD E. PERLOTTO

1143 Obispo Avenue
Coral Gables, FL 33134

(305) 529-0116

4 attachments:

1. Requirement and Deadlines for Shareholders to submit proxy proposals.
2. Letter from Charles Schwab documentary ownership of common shares of OPWR.
3. Nominee's (Mr. Guth) resume
4. Nominee's (Mr. Guth) signed consent to serve as directors if elected.

The Law Office of Stephen E. Rounds
4635 East Eighteenth Avenue
Denver, Colorado USA 80220
Tel. 303.377.6997 Fax 303.377.0231
sercounsel@msn.com
Admin. Office T 307.856.2467 F 307.857.0319
sra@wyoming.com

June 28, 2002

Fax 202.942. 9525
Securities and Exchange Commission
Division of Corporation Finance
450 5th Street NW
Washington, D.C. 20549-0405

Attn: Keir Gumbs
Office of Chief Counsel
Division of Corporation Finance

Re: **OnLine Power Supply, Inc.**
Notice of Intention to Exclude Shareholder Proposal
Request for No Action Position

Dear Mr. Gumbs:

Richard E. Perlotto, a shareholder of the issuer, submitted to the issuer two letters asking for shareholder consideration of five different proposals at the June 2002 meeting of shareholders of the issuer. The annual meeting has been rescheduled to July 31, 2002. These letters are attached:

- Letter 1 dated March 13, 2002, with four individual proposals, denominated "A" through "D" in the marked copy attached hereto.

- Letter 2 dated March 13, 2002, with one proposal, to include Eric Guth as a nominee for director.

As discussed, prior management of the issuer represented to counsel that resolution of these requests from Mr. Perlotto would be resolved without submission thereof to shareholder vote. However, such resolution was not attained, and counsel was informed of the collapse of negotiations during the week of June 10, 2002. Thereafter, up until late on Thursday, June 27, 2002, new management was in discussions with Mr. Perlotto. New management believed that based on the compromise slate of five directors having been nominated due to resolution of the proxy contest (see the issuer's recent Form 8-K), that Mr. Perlotto had agreed to withdraw all his proposals, and that counsel would not have to spend the issuer's money in correspondence and discussions with you on these matters.

Because of the preceding, we believe this no action request is being submitted at this late date for good cause, even though the issuer missed the deadline of rule 14a-8(j), and therefore request a waiver of the 80-day rule.

The issuer believes all five proposals are excludable under the express provisions of rule 14(a)-8(i). However, we are setting forth our basis for exclusion as applied to the very first proposal submitted by Mr. Perlotto (Letter 1, proposal "A"). Each and every one of the four other proposals is excludable under rule 14a-8(c); Mr. Perlotto is entitled to submit only the first proposal, not five.

For Letter 1,

> "A": The board of directors will number at least five. Each will serve a year term, or until his successor is elected to the board. The Board of Directors has the authority to increase the number of directors to more than five without shareholder approval."
>
> Response of the issuer: The bylaws have been amended to five seats (see the board of directors' resolution to this effect, which is an attachment to the settlement agreement filed by the issuer on Form 8-K). The Nevada statute provides that unless elected by shareholders by consent without a meeting, "directors of every corporation must be elected at the annual meeting of the shareholders by a plurality of the votes cast at the election." (NRS 78.330(1)). All vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, unless otherwise provided in the articles of incorporation. NRS 78.335(5). See also the issuer's bylaws, articles III, section 2, which contains a provision identical to the statute cited. Shareholder approval of such an increase is not required by the statute, and the issuer does not have an alternative provision (i.e., requiring shareholder approval) in its articles of incorporation.
>
> Therefore, this request has been met insofar as it regards expansion of director seats and is moot. The rest of the proposal is already fully covered by local law.

Accordingly, we respectfully request the Division's advice that it will not recommend enforcement action against the issuer for omission of the Letter 1 "A" proposal from the 2002 proxy materials. The issuer is relying on 14a-8(c) to omit the other four proposals.

We are available to discuss this matter with the staff if clarification of the issuer's position is needed. Your earliest response to our request will be appreciated. Thank you.

Yours Sincerely,

Stephen E. Rounds

cc: Issuer
Sidley Austin Brown & Wood (M. Hyatte)

Richard E. Perlotto
1143 Obispo Avenue
Coral Gables, FL 33134

13 March 2002

OnLine Power Supply, Inc.
8100 South Akron Street, Suite 308
Englewood, CO 80112

MAR 14 2002

Attn.: Mr. Millspaugh, Secretary

LETTER (1)

Dear Mr. Millspaugh,

In accordance with your stated requirements and deadline for shareholders to submit proxy proposals (attachment 1), I offer the following information:

- Shareholder's name and address

  Richard E. Perlotto
  1143 Obispo Avenue
  Coral Gables, FL 33134

- Number of shares of OPWR common stock held

  58,000 shares of OPWR (letter of documentation from Charles Schwab at attachment 2).

- I have no material interest in the proposals beyond OPWR share ownership.

~~I offer the following four proposals for shareholder consideration at the June~~ 2002 shareholder meeting and request that you include the proposals in your proxy statement sent to shareholders prior to the June 2002 shareholders meeting :

(A) **Proposal: Board of Directors**

The Board of Directors will number at least five directors. Each will serve a year term, or until his successor is elected to the board. The Board of Directors has the authority to increase the number of directors to more than five without shareholder approval.

REP

Fax Cover Sheet

kinko's
Coral Gables
2417 Ponce de Leon
Coral Gables, FL 33134
Tel: (305) 445-2208
Fax: (305) 448-1320

Date: 8 JULY 2002

To: KEIR GUMBS

Company: DIVISION CORPORATION FINANCE

Fax: (202) 942 9525

From: RICK PERLOTTO

Company:

Tel: (305) 529 - 0116

Number of pages including this one: 11

Comments:

Keir,

Per our conversation on Fri, here's my response. I'll call Tues for the latest info.

Regards

Rick

Richard E. Perlotto
1143 Obispo Avenue
Coral Gables, FL 33134

13 March 2002

OnLine Power Supply, Inc.
8100 South Akron Street, Suite 308
Englewood, CO 80112

MAR 14 2002

Attn.: Mr. Millspaugh, Secretary

LETTER (1)

Dear Mr. Millspaugh,

In accordance with your stated requirements and deadline for shareholders to submit proxy proposals (attachment 1), I offer the following information:

- Shareholder's name and address

  Richard E. Perlotto
  1143 Obispo Avenue
  Coral Gables, FL 33134

- Number of shares of OPWR common stock held

  58,000 shares of OPWR (letter of documentation from Charles Schwab at attachment 2).

- I have no material interest in the proposals beyond OPWR share ownership.

~~I offer the following four proposals for shareholder consideration at the June~~ 2002 shareholder meeting and request that you include the proposals in your proxy statement sent to shareholders prior to the June 2002 shareholders meeting :

(A) **Proposal: Board of Directors**

The Board of Directors will number at least five directors. Each will serve a year term, or until his successor is elected to the board. The Board of Directors has the authority to increase the number of directors to more than five without shareholder approval.

RefR

(B) **Proposal: Directors added by Board of Directors**

Additional directors added by the board of directors must receive a vote of confidence from the shareholders, ie a majority of affirmative votes cast, before serving as a director.

(C) **Proposal: Election of Directors**

1. Each incumbent director who is seeking reelection will be subject to an individual vote of confidence at the annual shareholder's meeting. If a majority of the votes cast show no confidence, that director will be precluded from nomination for reelection.

2. The slate of candidates will include those incumbent directors who have received a vote of confidence and new nominees. The five candidates receiving the highest plurality of votes cast will be elected as directors.

3. If the election results in less than five directors, the newly elected directors will propose additional candidates to bring the number of directors to five. The additional candidates will be subject to a vote of confidence, ie a majority of votes cast by shareholders.

4. Abstentions and broken non-votes will have no effect of the election of directors, e.g. they will not be counted as votes for or against, and will not be included in calculating majorities.

(D) **Proposal:**

The previous proposal for election of directors, if approved by shareholders, shall apply to the election of directors at the June 2002 share holders' meeting.

If you require any additional information on anything in this letter, please contact me as soon as possible and I will cooperatively respond with urgency.

If these proposals are not included in the proxy statement for the June 2002 shareholders' meeting, I plan to bring them up at the shareholders meeting.

Respectfully yours,

Richard E. Perlotto

RICHARD E. PERLOTTO

1143 Obispo Avenue
Coral Gables, FL 33134

(305) 529-0116

2 attachments:

1. Requirement and Deadlines for Shareholders to submit proxy proposals.
2. Letter from Charles Schwab documentary ownership of common shares of OPWR.

Richard E. Perlotto
1143 Obispo Avenue
Coral Gables, FL 33134

13 March 2002

OnLine Power Supply, Inc.
8100 South Akron Street, Suite 308
Englewood, CO 80112

rec'd UPS 3/19/02 LETTER (2)

Attn.: Mr. Millspaugh, Secretary

Dear Mr. Millspaugh,

In accordance with your stated requirements and deadline for shareholders to nominate someone to the board of directors (attachment 1), I offer the following information:

1. My name and address

   Richard E. Perlotto
   1143 Obispo Avenue
   Coral Gables, FL 33134
   (305) 529-0116

2. Number of shares of OPWR common stock owned by me

   58,000 shares of OPWR (letter of documentation from Charles Schwab at attachment 2).

3. Name and age of nominee for director

   Eric Guth, age 42

4. Nominee's business and residence addresses

   Business: American Airlines Flight Operations
   Check Airman Division
   AA Flight Academy
   DFW Airport TX 75261

   Residence: 2908 Pitkins Drive
   Arlington TX 76006-2042
   (817) 861-1792

5. Number of shares of OPWR held by nominee

   173,412

6. Nominee is not employed by OnLine, has no family relationship with any employee of OnLine, is not involved in any related party transaction with OPWR, and has no material interest beyond common share ownership.

7. Nominee's resume is at attachment 3.

8. Signed consent of nominee to serve as a director, if elected is at attachment 4.

I request that you include as a nominee for director Mr. Guth's name and pertinent information in your proxy statement sent to shareholders prior to the June 2002 shareholders meeting.

If you require any additional information on anything in this letter, please contact me or Mr. Guth as required, as soon as possible and we will cooperatively respond with urgency.

If these proposals are not included in the proxy statement for the June 2002 shareholders' meeting, I plan to bring them up at the shareholders meeting.

Respectfully yours,

Richard E Perlotto

RICHARD E. PERLOTTO

1143 Obispo Avenue
Coral Gables, FL 33134

(305) 529-0116

4 attachments:

1. Requirement and Deadlines for Shareholders to submit proxy proposals.
2. Letter from Charles Schwab documentary ownership of common shares of OPWR.
3. Nominee's (Mr. Guth) resume
4. Nominee's (Mr. Guth) signed consent to serve as directors if elected.

Fax Cover Sheet

kinko's

Coral Gables
2417 Ponce de Leon
Coral Gables, FL 33134
Tel: (305) 445-2208
Fax: (305) 448-1320

Date: 8 JULY 2002

To: KEIR GUMBS

Company: DIVISION CORPORATION FINANCE

Fax: (202) 942 9525

From: RICK PERLOTTO

Company:

Tel: (305) 529 - 0116

Number of pages including this one: 11

Comments:

Keir,

Per our conversation on Fri, here's my response. I'll call Tues for the latest info.

Regards

Rick